SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             COMPUTER HORIZONS CORP.
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             (Exact name of registrant as specified in its charter)



                New York                                132638902
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(State of incorporation or organization)     (IRS Employer Identification No.)



 49 Old Bloomfield Ave., Mountain Lakes, New Jersey           07046-1495
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     (Address of principal executive offices)                 (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:

          Series B Junior Participating Preferred Stock Purchase Rights
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                   (Title of each class to be so registered)







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Item 1.   Description   of   Registrant's    Securities   to   be   Registered.
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     On July 13, 1999, the Board of Directors of Computer  Horizons  Corp.  (the
"Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.10 par value, of the Company (the "Common Stock"), payable to the stockholders of record on July 16, 1999 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Share of Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date.

     Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock, $.10 par value (the "Preferred Stock"), at a price of $90, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent"), dated as of July 13, 1999.

     Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the shares of Common Stock upon the earliest to occur of (i) a person or entity (a "Person") or group of affiliated or associated Persons (a "Group") having acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A Person or Group whose acquisition of shares of Common Stock causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a Person or Group becomes an Acquiring Person is the "Shares Acquisition Date."

     In addition, a Person who acquires shares of Common Stock pursuant to a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which the Board of Directors determines (prior to acquisition) to be adequate and in the best interests of the Company and its stockholders (other than such Person, its affiliates and associates) (a "Permitted Offer") will not be deemed to be an Acquiring Person and such Person's ownership will not constitute a Distribution Date.

     The shares of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to receive, in the aggregate, a dividend of one thousand times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $1,000 per share, but will be entitled to receive an aggregate liquidation payment equal to one thousand times the payment made per share of Common Stock. Each share of Preferred Stock will have one thousand votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of


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Common Stock are  exchanged,  each share of Preferred  Stock will be entitled to receive one thousand times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon the transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date, and will expire at the close of business on July 15, 2009, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of shares of Common Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such Rights. For example, if a Person became an Acquiring person at a time when the current per share market price of the Company's Common Stock was $18 and the Purchase Price was $90, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive ten shares of Common Stock upon exercise of the Right and payment of the Purchase Price of $90.

     The Board, at its option, may exchange each Right (other than those that have become null and void as described below) for one share of Common Stock in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the shares of Common Stock at the time of such exchange. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are


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not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, shares of Common Stock of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the Rights. The Flip-Over Right shall not apply to any transaction described in clause (i) if such transaction is with a Person or Persons (or a wholly owned subsidiary of any such Person or Persons) that acquired shares of Common Stock pursuant to a Permitted Offer and the price and form of consideration offered in such transaction is the same as that paid to all holders of Common Stock whose shares were purchased pursuant to the Permitted Offer. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of shares of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Company may, at its option, pay the Redemption Price in Common Stock.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may,


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depending  upon the  circumstances,  recognize  taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Corporation at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock.

     The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


Item 2.   Exhibits.
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     4.1  Rights Agreement dated as of July 13, 1999 between  Computer  Horizons
          Corp. and Registrar and Transfer Company, as Rights Agent, with the form of Certificate of Designation of Series B Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the shares of Common Stock.



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                                    SIGNATURE


     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    July 14, 1999


                                     COMPUTER HORIZONS CORP.

                                     By:  /s/ William J. Murphy
                                          --------------------------------------
                                          Name:  William J. Murphy
                                          Title: Executive Vice President, Chief
                                                 Financial Officer and Secretary



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

                                        EXHIBIT LIST

     4.1 Rights Agreement dated as of July 13, 1999 between Computer Horizons Corp. and Registrar and Transfer Company, as Rights Agent, with the form of Certificate of Designation of Series B Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the shares of Common Stock.
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